SYM SELECT GROWTH FUND
              FORM N-SAR FOR ANNUAL PERIOD ENDED DECEMBER 31, 2003

SUB-ITEM 77C.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     A special meeting of shareholders was held on September 17, 2003, at which an Agreement and Plan of Reorganization of the SYM Select Growth Fund into a series of The Hennessy Mutual Funds, Inc. was voted upon.

     1. The shareholders of the SYM Select Growth Fund approved a proposal to reorganize the Fund into a series of The Hennessy Mutual Funds, Inc.

                    Number of    % of Oustanding   % of  Shares
                     Shares           Shares           Voted
                  -------------  ----------------  -------------
     Affirmative  2,482,714.128           55.968%        98.338%
     Against         32,915.000            0.742%         1.304%
     Abstain          9,042.067            0.204%         0.358%

     TOTAL        2,524,671.195           56.914%       100.000%


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